UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2018

Golar LNG Limited
(Translation of registrant’s name into English)
2nd Floor,
S.E. Pearman Building,
9 Par-la-Ville Road,
Hamilton, HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

INTERIM RESULTS FOR THE PERIOD ENDED MARCH 31, 2018

Highlights

•
Golar LNG Limited ("Golar" or "the Company") reports operating income and EBITDA[1] in the quarter of $6.4 million and $22.8 million, respectively, compared to 4Q 2017 operating income and EBITDA[1] of $2.8 million and $19.4 million, respectively.

•	FLNG Hilli Episeyo commences LNG production.

Subsequent Events

•	CELSE, Golar Power's affiliate, closed a $1.34 billion financing facility for the Sergipe project.

•	FLNG Hilli Episeyo delivers first two LNG cargoes, progresses commissioning and commences acceptance testing with customers Perenco and SNH.

•	Entered into a preliminary agreement and exchanged Heads of Terms with BP for Tortue project FLNG vessel.

•	Fortuna FLNG project facing significant delay due to lack of acceptable financing solution.

•	Golar and Schlumberger plan to wind down OneLNG.

•	Significant year-on-year strengthening of LNG prices.

Financial Review

Business Performance

	2018	2017
(in thousands of $)	Jan-Mar	Oct-Dec
Total operating revenues	66,190	57,587
Vessel operating expenses	(18,415)	(17,076)
Voyage, charterhire & commission expenses (including expenses from collaborative arrangement)	(24,521)	(19,464)
Administrative expenses	(14,016)	(16,763)
Unrealized gain on FLNG derivative instrument	13,600	15,100
EBITDA[1]	22,838	19,384
Depreciation and amortization	(16,409)	(16,585)
Operating income	6,429	2,799
1 EBITDA is defined as operating income before interest, tax, depreciation and amortization. EBITDA is a non-GAAP financial measure. A non-GAAP financial measure is generally defined by the Securities and Exchange Commission as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. We have presented EBITDA as we believe it provides useful information to investors because it is a basis upon which we measure our operations and efficiency. EBITDA is not a measure of our financial performance under U.S. GAAP and should not be construed as an alternative to net income (loss) or other financial measures presented in accordance with U.S. GAAP.

Golar reports today 1Q 2018 operating income of $6.4 million compared to $2.8 million in 4Q 2017. Further improvements in hire rates and round-trip economics contributed to a $3.6 million increase in total operating revenue net of voyage, charterhire and commissioning expenses, from $38.1 million in 4Q 2017 to $41.7 million in 1Q 2018. Vessel operating expenses increased by $1.3 million to $18.4 million in 1Q 2018. Most of the increase is due to additional crew, repairs and maintenance and logistics expenses in respect of the recently reactivated Golar Viking.

Administrative expenses are lower by $2.7 million, from $16.8 million in 4Q 2017 to $14.0 million in 1Q 2018.

The derivative asset, representing the fair value of the estimated discounted cash flows of payments due in respect of FLNG Hilli Episeyo as a result of the Brent Crude price moving above $60.00 per barrel over the contract term, increased from $94.7 million to $108.3 million during the quarter. As a result, an unrealized fair value gain of $13.6 million was recorded under other operating income.

Net Income Summary

	2018	2017
(in thousands of $)	Jan-Mar	Oct-Dec
Operating income	6,429	2,799
Interest income	1,944	1,186
Interest expense	(13,998)	(6,220)
Other financial items, net	(1,237)	24,122
Other non-operating loss	—	(189)
Income taxes	6	(435)
Equity in net earnings (losses) of affiliates	(1,541)	(6,348)
Net income attributable to non-controlling interests	(12,605)	(11,092)
Net (loss) income attributable to Golar LNG Limited	(21,002)	3,823

In 1Q 2018, the Company generated a net loss of $21.0 million. Notable contributors to the $24.8 million decrease in 1Q 2018 are summarized as follows:

•	Interest expense increased by $7.8 million to $14.0 million, the 4Q 2017 expense having been reduced by higher capitalized interest on borrowing costs in respect of Hilli Episeyo.

•
Other financial items reported a 1Q 2018 loss of $1.2 million. This non-cash loss was predominantly the result of a mark-to-market loss of $9.2 million on the three million Total Return Swap ("TRS") shares following a $2.45 quarter-on-quarter decrease in the Company’s share price, partly offset by a gain of $7.3 million in respect of mark-to-market valuations of interest rate swaps ("IRS"). This compared to a mark-to-market gain of $20.5 million in respect of the TRS and a mark-to-market gain of $5.6 million on IRS's in the previous quarter.

•	The $1.5 million 1Q 2018 equity in net earnings (losses) of affiliates is primarily comprised of the following:

•	a $4.8 million loss in respect of Golar’s 50% share in Golar Power Limited ("Golar Power");

•	a $1.5 million loss in respect of Golar’s 51% share in OneLNG S.A. ("OneLNG"); and

•	income of $4.8 million in respect of Golar's stake in Golar LNG Partners LP ("Golar Partners" or the "Partnership"). Cash distributions received from the Partnership are in line with prior quarters.

Commercial Review

LNG Shipping

Steady rates and charter activity into the new-year were supported by strong underlying demand for LNG that helped sustain firm Asian prices and prolong arbitrage opportunities through to February. The proportion of US exports destined for Asia in January and February was 57% and 67%, respectively, with resultant high ton miles supporting rates up to $85kpd during January. A seasonal softening in activity resulted in falling LNG prices and an end to inter-basin trading opportunities in late February. Charter rates dropped accordingly to around $65kpd. March fixtures for US cargoes to Asia declined to 40%, with ton miles and rates falling further as a result. By early April, carrier rates were around $45kpd. Delays to the start-up of the 5.25mtpa US Cove Point facility and production interruptions at the 6.9mtpa Papua New Guinea ("PNG") facility accentuated the negative impact of seasonality.

Exports from Cove Point have now commenced and PNG has restarted production. Wheatstone train 2 ("T2") and Ichthys LNG are also scheduled to commence production, whilst both Yamal T2 and T3 are now expected to start producing before year end. This, together with a recent step-up in period cover requirements, has resulted in a sharp reduction in available vessels. Rates are improving once again and indicate a solid year-on-year improvement.

Looking further ahead, a 9-month delay to the start-up of the 13.2mtpa Freeport LNG plant has been confirmed. Ship broker research indicates that the 2018 newbuild delivery schedule is adjusting to accommodate this. Approximately 49 carrier deliveries are now scheduled to deliver in 2018 and liquefaction trains with a nameplate capacity of approximately 31mtpa are expected to commence and ramp up production. A further 29 mtpa of new production is expected to commence in 2019 and 33 mtpa in 2020. Against this, 32 conventional newbuild vessels are expected to be delivered in 2019 and 20 in 2020. Despite a recent spike in vessel orders for delivery in 2020/1, the market remains structurally short by approximately 25 vessels over the next 2-3 years. Material improvements in September-March average winter rates, which increased from around $40kpd in 2016/2017 to around $60kpd in 2017/2018, can also be expected over the coming years. Strengthening European and Japanese LNG prices (up around 50%) indicate strong demand for LNG and create good opportunities for US exports where Henry Hub prices are lower than 2017 levels.

Golar Partners (affiliate)

On January 19 the Partnership executed a 15-year charter with an energy and logistics company for the provision of an FSRU in the Atlantic Basin. The capital element of the charter rate will vary according to demand for regasification throughput, but includes a cap and a floor that is expected to generate annual operating income, before depreciation and amortization, of between approximately $18 and $22 million. The charter also includes certain termination and extension options.

As anticipated, the Partnership’s 1Q 2018 results were negatively impacted by the contractual seasonal offhire of the FSRU Golar Igloo, materially lower rates and levels of utilization achieved by the Golar Mazo and Golar Maria in the carrier spot market and a full quarter’s trading by the Golar Grand at a reduced daily rate. Distribution coverage was particularly low as a result. Improvements from 2Q 2018 are expected with the closing of the Hilli Episeyo dropdown and start-up of the Atlantic FSRU opportunity. The anticipated strengthening of the shipping market should also contribute increased earnings and distribution coverage.

FLNG

Commissioning of gas treatment systems and refrigerant trains on board FLNG Hilli Episeyo continued throughout the quarter and first LNG was produced on March 12. Minor issues encountered after March 12 did, however, interrupt the commissioning of additional trains and the ramp up of production. By late April stable levels of production were being achieved and a 138,000cbm commissioning cargo destined for China was subsequently offloaded. Official acceptance testing has commenced and a second cargo has now been offloaded. Based on the current schedule the Contract is expected to fully commence in the coming days.

Commissioning fees billed to date amount to $33.7 million. These will be recognized as deferred revenue on the balance sheet and released to revenue over the contract term.

Vessel acceptance is also a key trigger for the final drawdown against the $960 million CSSCL sale and leaseback facility and closing of the previously agreed dropdown to Golar Partners. Final drawdown against this facility and closure of the sale to Golar Partners are expected to take place during June.

Commercial start-up of the world's first low cost FLNG facility has generated significant interest from gas companies and led to several new commercial enquires.

Based on experience gained from developing and constructing Hilli Episeyo, Golar entered into a Preliminary Agreement and exchanged Heads of Terms with BP Mauritania Investments Ltd and BP Senegal Investments Ltd (together "BP") for a FLNG vessel similar to the Hilli Episeyo to service the BP operated Greater Tortue/Ahmeyim project. Executed on April 19, the Heads of Terms represents a commitment between Golar and BP to translate key commercial terms into a full commercial agreement and to proceed with Front End Engineering Design ("FEED") on the provision of a FLNG vessel to service the project offshore Mauritania and Senegal.

The Preliminary Agreement creates obligations on Golar to progress FEED work and be ready for a vessel conversion from July 1, 2018 onwards; which would be contingent on a Project final investment decision ("FID"), expected by the end of 2018. The Preliminary Agreement also includes an option, but not an obligation, for BP on a second FLNG vessel. Customary termination fees apply in the event that FID is not taken.

OneLNG (51/49 Golar/Schlumberger upstream joint venture)

Recent LNG price increases enhance the already solid financial returns expected from the Fortuna project. Despite an agreed development plan and extensive efforts over the last twelve months by OneLNG and Ophir management, it has not been possible to finalize an attractive debt financing package. This, together with other capital and resource priorities, has resulted in a decision from Schlumberger to end their participation in the project. Golar and Schlumberger, as a result of this, and based on the structure of the BP project, plan to wind down OneLNG and work on FLNG projects as required on a case-by-case basis.

Efforts to find the optimum capital structure that maximizes value for all Fortuna project stakeholders, including the government of Equatorial Guinea, continue. Golar does not see extensive issuance of new equity at current share price levels as an attractive financing solution. Use of alternative yards that are able to provide financing and the potential introduction of a new industrial partner are, however, being considered. No guarantee can be given that attractive financing for the project can be achieved and Golar does not intend to provide any further market updates before any possible financing alternative is fully committed.

Golar Power (50/50 Golar/Stonepeak Infrastructure Partners downstream joint venture)

On April 19, CELSE, the 50% Golar Power owned project company responsible for delivering the 1.5GW Porto de Sergipe I power project, executed a US$1.34 billion BRL based non-recourse project finance facility. Facility proceeds will fund remaining capital expenditures for the power plant, connecting transmission lines, FSRU mooring infrastructure and a connecting gas pipeline. Excluding the FSRU, but including interest costs during construction and a $123 million cash reserve, all-in project Capex is now estimated at $1.74 billion. The increase in project Capex is the result of higher than expected financing, cash reserve, terminal EPC and transmission line costs together with foreign exchange movements. As of April 19, all-in equity of approximately $400 million had been paid in by CELSE’s controlling partners. Forecast annual EBITDA1 from the power project (of which Golar is entitled to a 25% interest), assuming no dispatch, is BRL based and equivalent to approximately US$300 million at current exchange rates. Payments under the executed PPA are inflation indexed over the 25-year term and provide for pass-through of fuel costs when the power plant is called upon to dispatch.

Concurrent with financial close, Golar Power also executed contracts with CELSE to charter the FSRU Golar Nanook for 26 years. The additional year provides for the commissioning period ahead of project start-up in January 2020 during which commissioning hire will accrue. The operating cost component will be paid in 2019, whilst the capital component will accrue and be paid over the remaining 25 years commencing January 2020. Annual EBITDA1 accruing to Golar Power from the FSRU is projected to be approximately US$41 million, with annual escalation indexed to US-CPI. Further upside potential accrues to Golar Power in the event that it is able to contract the remaining two-thirds of the FSRU capacity not utilized by Sergipe I. Strategically located in NNE Brazil, and within 20km of the main gas distribution network, the FSRU has the potential to unlock future LNG distribution opportunities into Brazil.

Having executed Time Charter Agreements, Golar Power is now in a position to conclude financing discussions, which are well progressed, for the FSRU Golar Nanook.

Other FSRU conversion prospects are also being pursued.

Financing Review

Golar’s unrestricted cash position as at March 31, 2018 was $172.4 million. Equity contributions to Golar Power, predominantly represented by installments for the Sergipe project and FSRU Golar Nanook modification costs, resulted in a cash outflow of $40.0 million during 1Q 2018. A further capital contribution payment of $15.0 million was made to Golar Power in April which included the final equity installment for the Sergipe project.

The Hilli Episeyo conversion and commissioning remains within budget. As at March 31, 2018, $1,047.5 million had been incurred ($1,212.8 million including the original vessel and capitalized interest) and $640.0 million had been drawn against the CSSCL pre-delivery facility. Vessel acceptance is the trigger that permits drawdown against the pre-agreed sale and leaseback facility. Upon satisfaction of this milestone, Golar expects to draw down a further $320 million against the sale and leaseback facility during June. After all remaining Capex, including full contingency, the net cash inflow is expected to be approximately $160 million. Of the $175.0 million restricted cash securing the Letter of Credit, approximately $32 million and $97 million, respectively, is expected to be released to free cash 12 and 34 months after customer acceptance of Hilli Episeyo.

Included within the $1,368.3 million current portion of long-term debt is $699.7 million relating to lessor-owned VIE subsidiaries that Golar is required to consolidate in connection with seven sale and leaseback financed vessels. Of the balance associated with VIE financings, two facilities amounting to $302.7 million are due for refinancing by the end of 2018. Management have received confirmation from one of the facility lenders, representing approximately $160 million, that they will, subject to documentation, extend until at least June 2019 and longer if a term charter is entered into in the meantime. The remaining current portion of long-term debt is predominantly comprised of the $640.0 million Hilli Episeyo CSSCL pre-delivery facility. This is expected to be replaced during June 2018 by the fully drawn long-term $960 million CSSCL sale and leaseback facility.

Corporate and Other Matters

As at March 31, 2018, there were 101.1 million shares outstanding, including 3.0 million TRS shares that had an average price of $43.71 per share. There were also 4.5 million outstanding stock options in issue. The dividend will remain unchanged at $0.05 per share for the quarter.

Graham Robjohns was appointed CFO and Deputy CEO in March 2018. Mr. Robjohns was previously the CEO of Golar LNG Partners.

Outlook

The acceptance of Hilli Episeyo will validate Golar's low cost FLNG solution. Valuable lessons learned during conversion and commissioning also create opportunities to further enhance the process. Golar now has a significant lead in this very profitable business.

Post acceptance, hire at the full rate is expected to generate approximately $164 million of base level annual EBITDA1, 50% of which will accrue to Golar Partners. Assuming the current price of $76.63/bbl is sustained, the Brent link associated with contracted trains 1 and 2 would add approximately $50 million in additional annual cashflows, all of which would accrue to Golar. Trains 3 and 4 represent an attractive commercial opportunity for Perenco and SNH and other proximate resource holders, and the Company is optimistic that these will be utilized in due course.

Executing a binding Heads of Terms with BP for up to two FLNG units to service the Tortue field offshore Mauritania and Senegal enhances the credibility of Golar's FLNG offering and is a significant and very positive step both for the Company and this long-anticipated project. FEED work is being progressed at pace in order to meet the required timetable for FID at the end of 2018. Work on the draft commercial and construction agreements and financing has also commenced. Preliminary financing discussions indicate a good appetite from a wide variety of lenders.

The 25-year Sergipe power project is now fully funded. It is anticipated that the remaining delivery installment for the Golar Nanook will be financed by a new debt facility. Based on current exchange rates, Golar’s share of annual EBITDA2 from its effective interest in the power station and FSRU is expected to be around $100 million. Options to monetize the FSRU Golar Nanook's 65% spare capacity, including the supply of gas directly into the Brazilian national grid, are also being pursued. Demand for competitively priced FSRU conversions remains robust and Golar also has a strong lead in this market.

The seasonal softening of the shipping market was anticipated. This will negatively impact 2Q 2018 TCE, which is expected to be around half 1Q 2018 levels. The underlying thesis of a sustainable recovery in the shipping market from 3Q 2018 does, however, remain intact. This is supported by new production and rising ton miles as well as the large price differential between European and Asian LNG prices and US gas prices.

Start-up of Hilli Episeyo and financial close for the Sergipe project are two significant steps toward de-risking the Golar investment case. Earnings from Hilli Episeyo and a resurgent carrier market are expected to result in significant and sustained improvements to earnings from 2H 2018 forward. The Board is pleased with Golar's transformation over the last five years from a LNG shipping and FSRU company to a more integrated Gas to Power company. The strategic platform created, including the long-term FLNG and Power contracts, represents a solid basis for long-term value creation.

2 EBITDA is a non-GAAP financial measure that is defined as operating income before interest, tax, depreciation and amortization. Golar's share of annual EBITDA from its effective interest in the Sergipe power station and the FSRU Golar Nanook will be reported as "equity in net earnings of affiliates" in the consolidated statements of income.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are:

•
changes in liquefied natural gas, or LNG, carrier, floating storage and regasification unit, or FSRU, or floating liquefaction natural gas vessel, or FLNG, market trends, including charter rates, vessel values or technological advancements;

•	changes in our ability to retrofit vessels as FSRUs or FLNGs and in our ability to obtain financing for such conversions on acceptable terms or at all;

•	changes in the timeliness of the Hilli Episeyo acceptance by the charterer;

•	changes in our ability to close the sale of certain of our equity interests in Hilli Episeyo on a timely basis or at all;

•
our inability to meet our obligations under the Heads of Terms agreement entered into in connection with the BP Greater Tortue / Ahmeyim Project, prior to FID, which will result in extensive termination fees;

•	changes in the supply of or demand for LNG carriers, FSRUs or FLNGs;

•	a material decline or prolonged weakness in rates for LNG carriers, FSRUs or FLNGs;

•	changes in the performance of the pool in which certain of our vessels operate and the performance of our joint ventures;

•	changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs or FLNGs;

•	changes in the supply of or demand for LNG or LNG carried by sea;

•	changes in commodity prices;

•	changes in the supply of or demand for natural gas generally or in particular regions;

•	failure of our contract counterparties, including our joint venture co-owners, to comply with their agreements with us;

•	changes in our relationships with our counterparties, including our major chartering parties;

•	changes in the availability of vessels to purchase and in the time it takes to construct new vessels;

•	failures of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;

•	our ability to integrate and realize the benefits of acquisitions;

•	changes in our ability to sell vessels to Golar Partners or our joint venture, Golar Power;

•	changes in our relationship with Golar Partners or Golar Power;

•	changes to rules and regulations applicable to LNG carriers, FSRUs, FLNGs or other parts of the LNG supply chain;

•
our inability to achieve successful utilization of our expanded fleet or inability to expand beyond the carriage of LNG and provisions of FSRUs particularly through our innovative FLNG strategy and our joint venture;

•	actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs or FLNGs to various ports;

•
our inability to achieve successful utilization of our expanded fleet or inability to expand beyond the carriage of LNG and provision of FSRUs, particularly through our innovative FLNG strategy, or FLNG, and our joint venture;

•	changes in our ability to obtain additional financing on acceptable terms or at all;

•	our ability to make additional equity funding payments to Golar Power to meet our obligations under the shareholders agreement;

•	increases in costs, including, among other things, wages, insurance, provisions, repairs and maintenance;

•	changes in general domestic and international political conditions, particularly where we operate;

•	a decline or continuing weakness in the global financial markets;

•	challenges by authorities to the tax benefits we previously obtained under certain of our leasing agreements; and

•
other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Securities and Exchange Commission, or the Commission, including our most recent annual report on Form 20-F.

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

May 31, 2018
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Questions should be directed to:
Golar Management Limited +44 207 063 7900
Iain Ross - Chief Executive Officer
Graham Robjohns - Chief Financial Officer and Deputy Chief Executive Officer
Stuart Buchanan - Head of Investor Relations

Golar LNG Limited

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2018	2017	2017	2017
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec
	Unaudited	Unaudited	Unaudited	Audited

Time and voyage charter revenues	45,633	36,630	12,725	88,634
Time charter revenues - collaborative arrangement	14,482	11,311	7,336	28,327
Vessel and other management fees	6,075	9,646	5,049	26,576
Total operating revenues	66,190	57,587	25,110	143,537

Vessel operating expenses	18,415	17,076	12,944	55,946
Voyage, charterhire and commission expenses (1)	4,791	1,874	12,593	22,511
Voyage, charterhire and commission expenses - collaborative arrangement	19,730	17,590	4,336	38,781
Administrative expenses	14,016	16,763	11,441	50,334
Depreciation and amortization	16,409	16,585	25,186	76,522
Total operating expenses	73,361	69,888	66,500	244,094

Unrealized gain on FLNG derivative instrument (2)	13,600	15,100	—	15,100
Operating income (loss)	6,429	2,799	(41,390)	(85,457)

Other non-operating income (expense)
Other	—	(189)	62	(81)
Total other non-operating loss	—	(189)	62	(81)

Financial income (expense)
Interest income	1,944	1,186	1,024	5,890
Interest expense	(13,998)	(6,220)	(19,257)	(59,305)
Other financial items, net	(1,237)	24,122	14,456	20,627
Net financial (expense) income	(13,291)	19,088	(3,777)	(32,788)

(Loss) income before income taxes, equity in net losses of affiliates and non-controlling interests	(6,862)	21,698	(45,105)	(118,326)
Income taxes	6	(435)	(189)	(1,505)
Equity in net earnings (losses) of affiliates	(1,541)	(6,348)	(13,897)	(25,448)

Net (loss) income	(8,397)	14,915	(59,191)	(145,279)
Net income attributable to non-controlling interests	(12,605)	(11,092)	(6,652)	(34,424)

Net (loss) income attributable to Golar LNG Limited	(21,002)	3,823	(65,843)	(179,703)

(1) This includes related party net charterhire expenses (net of amortization related to the guarantee) of $nil and $0.9 million for the quarters ended March 31, 2018 and December 31, 2017, respectively.
(2) This represents the mark-to-market movement on the embedded derivative in relation to the Hilli Episeyo Liquefaction Tolling Agreement.

Golar LNG Limited

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2018	2017	2017	2017
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec
	Unaudited	Unaudited	Unaudited	Audited

Net (loss) income	(8,397)	14,915	(59,191)	(145,279)

Other comprehensive income (loss):
Gain associated with pensions, net of tax	—	157	—	157
Net (loss) gain on qualifying cash flow hedging instruments	(5,038)	(5)	1,661	1,616
Other comprehensive (loss) income	(5,038)	152	1,661	1,773
Comprehensive (loss) income	(13,435)	15,067	(57,530)	(143,506)

Comprehensive (loss) income attributable to:

Stockholders of Golar LNG Limited	(26,040)	3,975	(64,182)	(177,930)
Non-controlling interests	12,605	11,092	6,652	34,424
Comprehensive (loss) income	(13,435)	15,067	(57,530)	(143,506)

Golar LNG Limited

CONDENSED CONSOLIDATED BALANCE SHEETS

	2018	2017
(in thousands of $)	Mar-31	Dec-31
	Unaudited	Audited

ASSETS
Current assets
Cash and cash equivalents	172,380	214,862
Restricted cash and short-term deposits (1)	215,412	222,265
Other current assets	38,982	28,435
Amounts due from related parties	4,906	7,898
Total current assets	431,680	473,460
Non-current assets
Restricted cash	175,782	175,550
Investments in affiliates	726,736	703,225
Asset under development	1,212,762	1,177,489
Vessels and equipment, net	2,061,027	2,077,059
Other non-current assets	176,159	157,504
Total assets	4,784,146	4,764,287

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt and short-term debt (1)(2)	1,368,252	1,384,933
Amounts due to related parties	12,144	8,734
Other current liabilities	187,233	238,607
Total current liabilities	1,567,629	1,632,274
Non-current liabilities
Long-term debt (1)	1,098,360	1,025,914
Amounts due to related parties	177,247	177,247
Other long-term liabilities	160,322	132,548
Total liabilities	3,003,558	2,967,983

Equity
Stockholders' equity	1,686,995	1,715,316
Non-controlling interests	93,593	80,988

Total liabilities and stockholders' equity	4,784,146	4,764,287

(1) Included within restricted cash and short-term deposits and debt balances are amounts relating to certain lessor entities (for which legal ownership resides with financial institutions) that we are required to consolidate under US GAAP into our financial statements as variable interest entities. Refer to Appendix A.
(2) Included within current portion of long-term debt and short-term debt is $640.0 million relating to the Hilli Episeyo pre-delivery facility which is expected to mature during June 2018, when we will draw on the post-delivery long-term financing (sale and leaseback arrangement).

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2018	2017	2017	2017
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec

OPERATING ACTIVITIES
Net (loss) income	(8,397)	14,915	(59,191)	(145,279)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	16,409	16,585	25,186	76,522
Amortization of deferred charges and debt guarantees	1,835	1,406	835	(900)
Equity in net earnings (losses) of affiliates	1,541	6,348	13,897	25,448
Dividends received (2)	4,305	2,474	12,797	27,554
Net foreign exchange losses (gains)	572	(414)	353	1,620
Compensation cost related to stock options	1,952	2,795	2,376	8,991
Change in assets and liabilities:
Trade accounts receivable	(4,502)	(10,222)	541	(11,413)
Inventories	(1,796)	2,162	1,199	(151)
Other current and non-current assets	(23,430)	(96,840)	(3,380)	(102,453)
Amounts due to related companies	6,580	5,576	(9,238)	(27,130)
Trade accounts payable	(5,029)	3,969	(2,485)	1,593
Accrued expenses	(2,296)	7,636	5,492	28,666
Other current and non-current liabilities	43,492	63,011	(2,882)	81,844
Net cash provided by (used in) operating activities	31,236	19,401	(14,500)	(35,088)

INVESTING ACTIVITIES
Additions to vessels and equipment	(323)	(116)	(545)	(1,349)
Additions to asset under development	(89,849)	(221,010)	(53,422)	(390,552)
Additions to investments in affiliates	(43,399)	(31,608)	(34,147)	(123,107)
Dividends received (2)	9,005	11,679	—	25,112
Proceeds from disposals to Golar Partners	—	—	—	70,000
Net cash used in investing activities	(124,566)	(241,055)	(88,114)	(419,896)

FINANCING ACTIVITIES
Proceeds from short-term and long-term debt	115,000	150,000	703,431	928,432
Repayments of short-term and long-term debt	(66,012)	(48,310)	(340,445)	(446,626)
Payment for capped call in connection with bond issuance	—	—	(31,194)	(31,194)
Cash dividends paid	(5,033)	(5,054)	(5,135)	(20,438)
Proceeds from exercise of share options	436	(1,370)	—	(1,167)
Financing costs paid	(164)	—	(1,543)	(1,564)
Net cash provided by financing activities	44,227	95,266	325,114	427,443
Net (decrease) increase in cash, cash equivalents and restricted cash (1)	(49,103)	(126,388)	222,500	(27,541)
Cash, cash equivalents and restricted cash at beginning of period (1)	612,677	739,065	640,218	640,218
Cash, cash equivalents and restricted cash at end of period (1)	563,574	612,677	862,718	612,677
(1) Following the adoption of the amendments to ASC 230, the statement of cash flows presents the change in the period in total cash, cash equivalents and restricted cash. These amendments have been applied retrospectively for all prior periods presented.
(2) Following the adoption of the amendments to ASC 230, we have made an accounting policy election to classify distributions received from equity method investees using the "cumulative earnings approach" and, as a result, certain of the dividends received have been reclassified, where required, as cash inflows from investing activities for all periods presented.

Golar LNG Limited

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Earnings (Losses)	Total before Non- controlling Interests	Non-controlling Interests	Total Equity
Balance at December 31, 2016	101,081	(20,483)	1,488,556	200,000	(9,542)	103,650	1,863,262	46,564	1,909,826

Net loss	—	—	—	—	—	(65,843)	(65,843)	6,652	(59,191)
Dividends	—	—	—	—	—	(4,906)	(4,906)	—	(4,906)
Grant of share options	—	—	2,900	—	—	—	2,900	—	2,900
Other comprehensive income	—	—	—	—	1,661	—	1,661	—	1,661
Issuance of convertible bonds	—	—	39,861	—	—	—	39,861	—	39,861

Balance at March 31, 2017	101,081	(20,483)	1,531,317	200,000	(7,881)	32,901	1,836,935	53,216	1,890,151

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Losses	Total before Non- controlling Interests	Non-controlling Interests	Total Equity
Balance at December 31, 2017	101,119	(20,483)	1,538,191	200,000	(7,769)	(95,742)	1,715,316	80,988	1,796,304

Net loss	—	—	—	—	—	(21,002)	(21,002)	12,605	(8,397)
Dividends	—	—	—	—	—	(5,033)	(5,033)	—	(5,033)
Exercise of share options	19	—	417	—	—	—	436	—	436
Grant of share options	—	—	3,016	—	—	—	3,016	—	3,016
Forfeiture of share options	—	—	(700)	—	—	—	(700)	—	(700)
Other comprehensive loss	—	—	—	—	(5,038)	—	(5,038)	—	(5,038)

Balance at March 31, 2018	101,138	(20,483)	1,540,924	200,000	(12,807)	(121,777)	1,686,995	93,593	1,780,588

(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital, thereby giving Golar greater flexibility when it comes to declaring dividends.

Golar LNG Limited

APPENDIX A

Included within the restricted cash and short-term deposits and debt balances are amounts relating to lessor VIE entities that we are required to consolidate under US GAAP into our financial statements as variable interest entities. The following table represents the impact of consolidating these lessor VIEs into our balance sheet, with respect to these line items:

(in thousands of $)	March 31, 2018	December 31, 2017

Restricted cash and short-term deposits	115,669	130,063

Current portion of long-term debt and short-term debt, net of deferred finance charges	699,719	833,664
Long-term debt, net of deferred finance charges	339,627	252,691

The consolidated results and net assets of the consolidated lessor VIE entities are based on management's best estimates. Between the timing of our Q1 2018 earnings release and the filing of our Q1 2018 quarterly report on Form 6-K, in the event the consolidated lessor VIEs enter into binding long-term refinancing agreements, the classification of debt between current and non-current may change.